UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Covenant Group of China Inc.

(Name of Issuer)

Common Stock, $0.00001 Par Value Per Share

(Title of Class of Securities)

222841 108

(CUSIP Number)

Bing Feng Ma
HaiNan JIEN Intelligent Engineering Co.
Floor 6, No.38 DaTong Road, Fortune Centre,
Haikou City, Hainan Province, China 570102
86-898-36682929

copy to: Justin D. Csik, Esq.
General Counsel
Covenant Group of China Inc.
Two Bala Plaza, Suite 300
Bala Cynwyd, PA 19004

(Name, Address and Telephone Number of Person Authorized to
receive Notices and Communications)

December 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  222841 108

1.           Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Bing Feng Ma

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.           SEC Use Only

4.           Source of Funds (See Instructions)

OO

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

6.           Citizenship or Place of Organization
      China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	810,000

	8. Shared Voting Power	0

	9. Sole Dispositive Power	810,000

	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
810,000

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
7.1%

14.	Type of Reporting Person (See Instructions)
IN

2

Item 1.  Security and Issuer

Bing Feng Ma’s (the “Reporting Person”) Schedule 13D relates to the acquisition of an aggregate of 810,000 shares of common stock, par value $0.00001 per share, of Covenant Group of China Inc. (the “Company”). The Company’s principal executive office is located at Two Bala Plaza, Suite 300, Bala Cynwyd, PA 19004

Item 2.  Identity and Background

(a)  Bing Feng Ma (the “Reporting Person”)

(b) HaiNan JIEN Intelligent Engineering Co., Floor 6, No.38 DaTong Road, Fortune Centre, Haikou City, Hainan Province, China 570102

(c) Chairman of HaiNan JIEN Intelligent Engineering Co., Floor 6, No.38 DaTong Road, Fortune Centre, Haikou City, Hainan Province, China 570102

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of China.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person received 810,000 shares of common stock of the Company for no additional consideration as a consequence of the exchange of shares of common stock of Covenant Group Holdings, Inc. ("Covenant Holdings") owned by the Reporting Person with shares of common stock of the Company (f/k/a Everest Resources Corp.).  Pursuant to the Share Exchange Agreement, dated December 24, 2009, by and among the Company, Covenant Holdings and all of the shareholders of Covenant Holdings (the "Covenant Holdings Shareholders") (the "Share Exchange Agreement"), each of the Covenant Holdings Shareholders exchanged their respective shares of Covenant Holdings for shares of the Company's common stock.  Shares of Covenant Holdings common stock held of record on the Closing Date by the Covenant Holdings Shareholders were exchanged on a one-for-one basis for shares of the Company's common stock (the "Share Exchange").

Item 4.  Purpose of Transaction

The Reporting Person received 810,000 shares of common stock of the Company as set forth in the Share Exchange Agreement discussed in Item 3 above.  The purpose of the Share Exchange transaction was to permit the Covenant Holdings Shareholders to obtain control of the Company and to permit the Company to acquire Covenant Holdings and its subsidiaries.

3

Item 5.  Interest in Securities of the Issuer

(a)  As of December 24, 2009, as a result of the consummation of the Share Exchange described above, the Reporting Person beneficially owns 810,000 shares of common stock or 7.1% of the outstanding shares.

(b) The Reporting Person has the sole voting power and power to dispose of 810,000 shares of common stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 24, 2009, the Company entered into the Share Exchange Agreement pursuant to which, among other things, the Reporting Person received 810,000 shares of the Company’s common stock.

Item 7.  Material to be Filed as Exhibits

The Share Exchange Agreement is incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on December 31, 2009

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 7, 2010                                                          Bing Feng Ma
Bing Feng Ma

5